UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                       Commission File Number:1-13611
                       ------------------------------

 (Check One):  [ ] Form 10-K and Form 10-KSB  [X] Form 10-Q and Form 10-QSB
                [ ] Form 20-F  [ ] Form 11-K  [ ] Form N-SAR

                       For Period Ended: June 30, 2001
                       -------------------------------

   [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K  [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

                      For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             SoftLock.com, Inc.
                           -----------------------
                           Full Name of Registrant

                          Former Name if Applicable

                             54 Lakeside Avenue
          ---------------------------------------------------------
          Address of Principal Executive Office (Street and Number)

                         Hudson, Massachusetts 01749
                         ---------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Registrant is unable to file a Form 10-Q Quarterly Report for the fiscal quarter ended June 30, 2001 by such form's due date without unreasonable effort or expense due to the significant reduction in operations of the Registrant. The completed Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of August 14, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Dr. Jonathan Schull         978              568-9916
            -------------------     -----------     ------------------

            (Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

                               [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                               [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 will report a loss for the six months ended June 30, 2001 of approximately $5.7 million, as compared to a loss of $6.7 million for the six months ended June 30, 2000, and a loss for the three months ended June 30, 2001 of $2.1 million as compared to a loss of $3.6 million for the three months ended June 30, 2000. The reduction in net income resulted principally from the Registrant's reduction of business operations on May 1, 2001.



                             SoftLock.com, Inc.
                --------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 2001                  By: /s/ Jonathan Schull
                                       -----------------------
                                       Name:   Jonathan Schull
                                       Title:  President